Exhibit 99.47
PETROFLOW ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
(RESTATED)
AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

PETROFLOW ENERGY LTD.
Management’s Report
The consolidated financial statements of Petroflow Energy Ltd. were prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The financial and operating information presented in Management’s Discussion and Analysis is consistent with that shown in the consolidated financial statements.
Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of consolidated financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.
External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements.
The Board of Directors is responsible or ensuring that management fulfills is responsibilities for financial reporting and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

“SIGNED”	“SIGNED”

John Melton	Duncan Moodie
President and Chief Executive Officer	Chief Financial Officer
Calgary, Canada
April 18, 2008, except as to notes 1m, 4, 5, 11, 15, 17, 18(a) and 19 which are as of May 27, 2008 and notes 18(b) and 20 which are as of June 9, 2008.

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403)781 1825
April 18, 2008, except as to notes 1m, 4, 5, 11, 15, 17 and 18(a), which are as of May 27, 2008 and notes 18(b) and 20 which are as of June 9, 2008.
Auditors’ Report
To the Shareholders of Petroflow Energy Ltd.
We have audited the consolidated balance sheets of Petroflow Energy Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive gain (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
As discussed in the accompanying note 18(b) to the consolidated financial statements, the Company’s 2007 cash flow statement has been restated. Our previous report, dated April 18, 2008, except as to notes 1m, 4, 5, 11, 15, 17 and 18(a), which are as of May 27, 2008, on the consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive gain (loss) and cash flows for the years then ended has been withdrawn.
Chartered Accountants
Calgary, Alberta
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Petroflow Energy Ltd.
Consolidated Balance Sheets
Expressed in Canadian Dollars
As at December 31,

	2007	2006
	$	$
	(Restated -	(Restated -
	note 18)	note 18)
Assets

Current assets
Cash and cash equivalents	801,804	3,165,256
Accounts receivable	4,931,126	2,863,835
Prepaids and other	289,727	242,879
Deferred charges	—	536,042

	6,022,657	6,808,012

Risk management assets (note 13)	—	90,186

Investment in limited partnership (note 4)	498,450	563,450

Property and equipment (note 5)	96,508,175	58,648,059

	103,029,282	66,109,707

Current liabilities

Current liabilities
Accounts payable and accrued liabilities	19,460,854	13,783,214
Bank loan (note 7)	—	8,829,002
Notes payable (note 8)	—	16,315,600
Risk management liabilities (note 13)	210,123	—
Current portion of obligation under capital lease (note 9)	3,498,531	1,130,966

	23,169,508	40,058,782

Bank loan (note 7)	52,957,826	—

Obligation under capital lease (note 9)	6,835,012	4,260,663

Risk management liabilities (note 13)	122,192	—

Asset retirement obligations (note 6)	861,488	1,199,142

	83,946,026	45,518,587

Shareholders’ Equity

Share capital (note 10)	36,900,052	29,017,960

Warrants (note 10)	103,935	625,926

Contributed surplus (note 10)	3,369,281	1,668,319

Accumulated other comprehensive (loss) gain	(2,930,825)	278,418

Deficit	(18,359,187)	(10,999,503)

	19,083,256	20,591,120

	103,029,282	66,109,707

Commitments (note 12)

Subsequent event (note 17)

See accompanying notes to consolidated financial statements
Approved by the Board of Directors

Signed “Richard Clark”	Director	Signed “Donald Rowden”	Director

Petroflow Energy Ltd.
Consolidated Statement of Operations and Deficit
Expressed in Canadian Dollars
For the years ended December 31,

	2007	2006
	$	$
	(Restated -	(Restated -
	note 18)	note 18)

Revenue
Oil and natural gas sales	21,993,334	8,699,242
Realized gain (loss) on derivative instruments	(259,056)	—
Unrealized gain (loss) derivatives instruments	(454,062)	494,321
Royalties	(4,930,874)	(2,197,847)

	16,349,342	6,995,716

Expenses
Operating	6,167,758	2,629,660
Transportation	268,161	205,557
Depletion and depreciation	5,940,961	2,231,901
Write-down of property and equipment (note 5)	—	350,000
Accretion (note 6)	75,937	75,632
General and administrative	5,101,582	4,979,019
Stock-based compensation (note 10)	1,261,763	1,816,417
Interest and financing costs	4,205,785	1,791,255

	23,021,947	14,079,441

Loss before other items	(6,672,605)	(7,083,725)

Foreign exchange loss	(114,720)	(529,853)

Loss before income taxes	(6,787,325)	(7,613,578)

Future income tax recovery	—	(1,277,560)

Net loss for the year	(6,787,325)	(6,336,018)

Deficit — Beginning of year	(10,999,503)	(4,663,485)

Change in accounting policy (note 2)	(572,359)	—

Deficit — End of year	(18,359,187)	(10,999,503)

Net loss for the year per common share
Basic and diluted	(0.25)	(0.27)

Weighted average common shares outstanding
Basic and diluted	26,815,379	23,293,792
See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statement of Comprehensive Loss
Expressed in Canadian Dollars
For the years ended December 31,

	2007	2006
	$	$
	(Restated -	(Restated -
	note 18)	note 18)

Net loss	(6,787,325)	(6,336,018)

Other comprehensive gain (loss)
Foreign currency translation adjustment	(3,209,243)	470,551

Comprehensive loss	(9,996,568)	(5,865,467)

Consolidated Statement of Accumulated Other Comprehensive Gain (Loss)

	2007	2006
	$	$
	(Restated -	(Restated -
	note 18)	note 18)

Accumulated other comprehensive gain (loss)
- Beginning of the year	278,418	(192,133)

Foreign currency translation adjustment	(3,209,243)	470,551

Accumulated other comprehensive gain (loss)
- End of the year	(2,930,825)	278,418

Petroflow Energy Ltd.
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the years ended December 31,

	2007	2006
	$	$
	(Restate -	(Restated -
	note 18)	note 18)

Cash provided by (used in)

Operating activities
Net loss	(6,787,325)	(6,336,018)
Non-cash items
Depletion and depreciation	5,940,961	2,231,901
Accretion (note 6)	75,937	75,632
Write-down of property and equipment (note 5)	—	350,000
Unrealized gain (loss) on derivative instruments	454,062	(494,321)
Foreign exchange loss	114,720	239,993
Interest and financing costs	(36,317)	521,500
Stock-based compensation (note 10)	1,261,763	1,816,417
Future income tax recovery	—	(1,277,560)

	1,023,801	(2,872,456)
Changes in non-cash working capital items	(3,256,456)	5,202,038

	(2,232,655)	2,329,582

Financing activities
Increase in bank loan	49,271,408	1,749,210
Repayment of notes payable	(15,045,800)
Issuance of common shares (net of share issued costs)	7,940,915	14,112,632
Capital lease payments	(1,187,107)	—
Issuance of notes payable	—	13,177,515

	40,979,416	29,039,357

Investing activities
Investment in limited partnership	—	(563,450)
Expenditures on property, plant and equipment	(48,909,193)	(42,910,253)
Net change in non-cash investing items	8,485,496	9,639,454

	(40,423,697)	(33,834,249)

Change in cash and cash equivalents	(1,676,936)	(2,465,310)

Effect of foreign exchange rate changes on cash and cash equivalents	(686,516)	332,200

Decrease in Cash and cash equivalents	(2,363,452)	(2,133,110)

Cash and cash equivalents — Beginning of year	3,165,256	5,298,366

Cash and cash equivalents — End of year	801,804	3,165,256

Cash interest paid	4,605,845	1,630,735
Cash taxes paid	—	100
Cash interest received	108,770	—

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
INCORPORATION
Petroflow Energy Ltd. (the “Company” or “Petroflow”) is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, Texas, New Mexico and Alberta. The Company was incorporated under the Nova Scotia Companies Act in 1974 and during 1994 was continued under the Canada Business Corporations Act.
1. SIGNIFICANT ACCOUNTING POLICIES
(a) Consolidation and Basis of Presentation
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the Company’s accounting policies summarized below.
The consolidated financial statements include the accounts of Petroflow and its wholly-owned subsidiary, North American Petroleum Corporation USA (NAPCUS), as well as NAPCUS’s wholly-owned subsidiary Prize Petroleum LLC. The operations of these subsidiaries are fully reflected in these consolidated financial statements.
(b) Cash and Cash Equivalents
Cash and cash equivalents consist of cash in the bank less outstanding cheques and short-term deposits with a maturity of less than three months.
(c) Revenue Recognition
Revenues associated with sales of petroleum and natural gas and all other items are recorded when reserves are produced and delivered to the purchaser. Revenues are recorded gross of transportation charges incurred by the Company.
(d) Property and Equipment
Capitalized costs
The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and natural gas reserves, whether productive or unproductive, are capitalized in two costs centers: the United States and Canada. Such costs include land and lease acquisitions, geological and geophysical expenditures, drilling of productive and non-productive wells, production and gathering equipment and facilities, carrying costs directly related to unproved properties, corporate costs directly related to acquisition and costs relating to salt water disposal wells under capital lease. Proceeds from the disposition of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a change of 20 percent or more in the depletion rate.

(1)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Depletion and Depreciation
Depletion and depreciation of oil and natural gas properties and equipment are calculated using a unit-of-production method based on estimated gross proved oil and natural gas reserves, as determined by independent engineers. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis that six thousand cubic feet of gas equates to one barrel of oil. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes estimated salvage values and the cost of unproved properties. Costs of acquiring and evaluating unproved properties are excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment occurs. Unproved properties are assessed for impairment at least annually.
Ceiling Test
Impairment is determined when the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows expected to result from the Company’s proved reserves (determined pursuant to evaluation by independent engineers as dictated by National Instrument 51-101), based on future pricing. If the carrying value is impaired, the amount of impairment is measured by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows that are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings. The Company applies this test at least annually or more frequently as events or circumstances dictate. This impairment test is performed on both Canadian and US cost centers.
(e) Joint Interests
A portion of the Company’s exploration, development and production activities is conducted jointly with others. Accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.
(f) Asset Retirement Obligations
The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in earnings in the period incurred.

(2)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
(g) Future Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax is calculated based on the differences between assets and liabilities reported for financial reporting purposes and those reported for income tax purposes. Future income taxes are measured using enacted or substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs. Future income tax assets are limited to the amount that is more likely than not to be realized.
(h) Loss Per Share
Per share information is calculated using the treasury stock method and is based on the weighted average number of shares outstanding during the period. Under the treasury stock method, the assumption is that proceeds received from “in-the-money” stock options and warrants are used to repurchase common shares at the average market rate during the period.
(i) Stock-Based Compensation
The Company’s Option Plan provides for granting of stock options to directors, officers, employees and consultants. The Company uses the Black Scholes fair value method for valuing stock option grants. Compensation costs attributed to share options granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Forfeiture of rights in respect of unvested are options recorded as a reduction in expense in the period in which they occur.
(j) Warrants
The Company uses the fair value method to value any warrants issued. Under this method, several factors are used to determine the value of the warrants, which include the holding period discount, blockage discount, risk-free rate of return, volatility and the discount in vesting restrictions.
(k) Flow-Through Shares
The resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized when the renouncement documents are filed with the taxation authorities.
(l) Derivative Financial Instruments
The Company uses derivative financial instruments to reduce commodity price risk associated with the Company’s production of oil and natural gas. The Company follows a policy of using risk management instruments such as fixed price swaps, puts and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities and, in doing so, protect a minimum level of cash flow in periods of low commodity prices.
The Company uses financial instruments and physical commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices. Financial instruments that are not designated as hedges under CICA Accounting Guideline 13 “Hedging Relationships” (AcG-13) are recorded on the balance sheet as either an asset or a liability with the change in fair value

(3)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
from the prior year recognized in net earnings. The Company has not designated any of its risk management activities as accounting hedges under AcG-13, and accordingly has marked-to-market its financial instruments.
The Company does not enter into financial instruments for trading or speculative purposes.
(m) Foreign Currency Translation
The functional currency of the Company’s U.S. subsidiary operations is the U.S. Dollar (self sustaining operation). As a result, the revenues and expenses of the subsidiary are translated to Canadian dollars using average exchange rates for the period. Assets and liabilities of the subsidiary are translated at the period-end exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders equity. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in self-sustaining foreign subsidiary, are included in income.
(n) Measurement Uncertainty
The amounts recorded for depletion and depreciation of property and equipment, stock-based compensation, risk management assets and the provision for future income taxes are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.
Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in legal and regulatory environments. To the extent future revisions to these assumptions impacts the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.
2. CHANGES IN ACCOUNTING POLICIES
On January 1, 2007, the Company adopted the new CICA Handbook sections 3855 “Financial Instruments Recognition and Measurement,” 3865 “Hedges,” 3861 “Financial Instruments — Disclosure and Presentation,” 1530 “Comprehensive Income,” 3251 “Equity,” and 1506 “Accounting Changes.” The changes in accounting policies have been applied prospectively.
Financial Instruments
Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

(4)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instruments standards the derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristic and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is held-for-trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in earnings (loss).
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, the fair values are based on quoted market price where available from active markets. Otherwise, fair values are estimated based upon market prices at reporting date of other similar assets or liabilities with similar terms and conditions, or by discounting future payment so interest and principal at estimated interest rates that would be available to the Company at the reporting date are used in determining the value.
In addition, Section 3855 requires that an entity must select an accounting policy of either expensing debt issue costs as incurred or applying them against the carrying value of the related asset or liability.
The financial instruments recognized on Petroflow’s balance sheet are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new sections. All financial assets were classified as loans or receivables and are accounted for on an amortized cost basis with the exception of cash and cash equivalents which were recorded at fair value and unquoted equity securities which were classified as available-for-sale financial assets and recorded at cost. All financial liabilities were classified as other liabilities and were also accounted for on an amortized cost basis. In addition, at January 1, 2007, $572,359 (U.S. $511,623) was adjusted to the opening balance of the Company’s deficit.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading.”
Hedges
Section 3865 replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not have any derivative instruments that have been designated as hedges. As Petroflow currently uses mark-to-market accounting for its derivative financial instruments there is no impact to the Company’s consolidated financial statements as a result of implementing this new standard.
Comprehensive Income
Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income (“OCI”). OCI is the change in equity (net assets) of an entity during a reporting period from transactions and other events from non-

(5)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
owner sources and excludes those resulting from investments by owners and distributions to owners. Changes in these items are presented in a consolidated statement of comprehensive loss.
Equity
Section 3251 replaces section 3250, “Surplus” and establishes standards for the presentation of equity and changes in equity during reporting period, including changes in Accumulated Other Comprehensive Income (“Accumulated OCI”). Any cumulative changes in OCI are included in Accumulated OCI and are presented as a new category of Shareholder’s Equity on the balance sheet.
Accounting Changes
Section 1506 provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under this new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in an accounting policy are to be made only when required by a primary source of GAAP or the change results in more relevant and reliable information. There is no material impact to the Company’s consolidated financial statements as a result of implementing this new standard.
3. FUTURE ACCOUNTING STANDARD CHANGES
The following is an overview of accounting standard changes that the Company will be required to adopt in future years:
Capital Disclosures and Financial Instruments — Presentation and Disclosure
The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments — Disclosures, and section 3863, Financial Instruments — Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.
Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.
Sections 3862 and 3863 will replace section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(6)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
International Financial Report Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Report Standards (“IFRS”) over a transition period to be completed by 2011. The Company is currently assessing the impact of these new standards.
4.	INVESTMENT IN LIMITED PARTNERSHIP (RESTATED)
As at December 31, 2007, the Company had a current investment of $498,450 (2006 — $563,450) for a 2.122% interest in a limited partnership. The principal purpose of this partnership is to drill, acquire, develop and dispose of oil and gas interests in Louisiana and Texas. Operations commenced on March 1, 2006. The Company is accounting for this investment on a cost basis.
5.	PROPERTY AND EQUIPMENT (RESTATED)

		Accumulated
		depletion &
December 31, 2007	Cost	depreciation	Net book value

Petroleum and natural gas interests and the equipment thereon	$107,151,998	$(10,818,198)	$96,333,800
Office Equipment	247,121	(72,746)	174,375

	$107,399,119	$(10,890,944)	$96,508,175

December 31, 2006

Petroleum and natural gas interests and the equipment thereon	$62,845,082	$(4,243,435)	$58,601,647
Office Equipment	133,250	(86,838)	46,412

	$62,978,332	$(4,330,273)	$58,648,059

At December 31, 2007, oil and gas properties included $416,346 (December 31, 2006 - $2,926,869) relating to unproved properties that has been excluded from the depletion calculation. At December 31, 2007, future development costs of $102,386,633 (December 31, 2006 — $56,776,240) on proved undeveloped reserves are included in the depletion calculation.
The Company did not capitalize any general and administrative costs during the period.
At December 31, 2007, the Company performed a ceiling test in accordance with the Canadian Institute of Chartered Accountant’s full cost accounting guidelines with no write-down required (year ended December 31, 2006 — write-down relating to the Canadian properties of $350,000). This impairment calculation was performed separately on both the Canadian and US cost centres.
The following table outlines benchmarked prices used in the impairment test at December 31, 2007:

(7)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

	WTI	Edmonton	Henry Hub		Exchange
	Crude Oil	Light	Gas	AECO Gas	Rate
Year	($US/bbl)	($Cdn/bbl)	($US/mmbtu)	($Cdn/mmbtu)	($US/$Cdn)

2008	90.00	89.00	7.75	6.45	1.00
2009	86.70	85.70	8.40	7.00	1.00
2010	83.20	82.20	8.40	7.00	1.00
2011	79.60	78.50	8.40	7.00	1.00
2012	78.50	77.40	8.55	7.10	1.00
Thereafter (inflation %)	2.0%	2.0%	2.0%	2.0%	2.0%
Actual prices used in the impairment test were adjusted for commodity price differentials specific to Petroflow.
6.	ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites and processing facilities, all of which have estimated costs to abandon and reclaim that will be incurred in the future. As at December 31, 2007, the Company estimated that undiscounted cash flows of $4,046,077 (2006 - $2,929,936) are required to settle its asset retirement obligations which are expected to be incurred between 2008 and 2048. An inflation rate of 2% and a credit-adjusted risk-free rate of 8% were used to calculate the fair value of the asset retirement obligations as at December 31, 2007. Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.
The Company’s asset retirement obligation changed as follows:

	December 31,	December 31,
	2007	2006

Beginning of Period	$1,199,142	$824,279
Increase in liabilities	51,853	299,231
Adjustment for revision of estimated life	(465,444)	—
Accretion expense	75,937	75,632

Balance, end of period	$861,488	$1,199,142

(8)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
7.	BANK LOAN
On December 31, 2007 the Company had a $100,000,000 revolving credit facility with a U.S. based bank. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $53,500,000 made up of a primary “A” facility of $47,500,000 bearing interest at LIBOR plus 2.5% and a “B” Facility of $6,000,000 with an interest rate of LIBOR plus 4.0%. At year end the facility had a maturity date of August 25, 2008. Subsequent to year end, the Company negotiated a new facility with a maturity date of January 1, 2012, relating to the primary “A” facility (refer to note 17). Consequently the bank loan has been classified as a long term liability. As at December 31, 2007 a total of $52,957,826 (U.S. $53,422,603) was drawn on this facility (December 31, 2006 - $8,829,002 (U.S. $7,575,941)). For the year ended December 31, 2007 $2,419,700 (U.S.$2,251,512) was incurred as interest expense on the revolving credit facility.
The above facility also provides for an additional U.S. $2,500,000 to be available for letters of credit and U.S.$800,000 for other than operating letters of credit (December 31, 2006 — U.S.$500,000 and U.S.$800,000, respectively). As at December 31, 2007 the amount of outstanding letters of credit totalled $1,040,865 and $24,783 (U.S.$1,050,000 and U.S. $25,000), (December 31, 2006 — $932,320 and $29,135 (U.S. $800,000 and U.S. $25,000)).
As at December 31, 2007 the Company was either in compliance with its debt covenants, or had received a waiver by the bank of specific defaults.
8.	NOTES PAYABLE
On September 25, 2006 the Company signed a loan agreement with a related party for a total of $16,315,600 (U.S. $14,000,000). This financing bore interest at 12% per annum and had an initial term of six months that could be extended for two renewal terms of 90 days each. A commitment fee equal to 6.25% of total loan proceeds, or $975,884 (U.S. $875,000) plus legal fees of $214,339 (U.S. $192,181) were capitalized as a deferred charge on the balance sheet and were amortized over the initial term of the loan, or six months. These deferred costs were expensed in accordance with the new accounting policies adopted on January 1, 2007 (see note 2 for more information). The Company fully repaid this loan on March 30, 2007 with funds received from the additional credit facility obtained from a U.S. based bank. (see note 7).
9.	OBLIGATION UNDER CAPITAL LEASE
As part of its Oklahoma farm-in agreement, the Company will pay a capital recovery fee for infrastructure and salt water disposal facilities (the “facilities”) over a three year period. This fee is based on the cost of the facilities. Under GAAP, the costs attributable to the facilities meet the capital lease criteria and, accordingly, have been capitalized. A summary of the obligations under capital lease is as follows:

(9)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

2008	$4,567,302
2009	4,567,302
2010	3,042,618

Total minimum lease payment	12,177,221
Less amount representing annual interest at 12.0%	(1,843,679)

10 333 542
Less current portion	(3,498,531)

$6,835,011

Included in property and equipment at December 31, 2007 are assets under capital lease obligations totalling $11,428,527 (December 31, 2006 — $5,454,303).
Interest expense of $464,811 was incurred for the year ended December 31, 2007.
10.	SHARE CAPITAL
a) Authorized
An unlimited number of Common Shares, with one vote per share and an unlimited number of Preferred Shares, issuable in series (no Preferred Shares have been issued to date).
b) Outstanding and Issued

	Number of
	Shares	Amount

Balance at December 31, 2005	20,444,555	$15,401,603
Future taxes on flow through common shares	—	(1,277,560)
Exercise of stock options (b.3)	11,340	9,072
Reclassification from contributed surplus on exercise of stock options	—	420,086
Private placement (b.2)	3,461,607	11,907,928
Share issue costs, net of tax (b.2), (b.4)	—	(155,265)
Common shares issued for cash (b.3), (b.4)	941,400	2,712,096

Balance at December 31, 2006	24,858,902	$29,017,960
Common shares issued for cash (b.1)	4,280,842	8,258,739
Warrants shares issued for cash	8,000	4,000
Transfer from contributed surplus on exercise of options	94,600	82,301
Transfer of fair value of warrants exercised	—	491
Share issue costs	—	(463,439)

Balance at December 31, 2007	29,242,344	$36,900,052

(10)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

(b.1)	On July 23, 2007 the Company closed a private placement offering of 4,033,555 common shares at a price of $1.90 per common share for aggregate proceeds of $7,663,755 and a private placement offering of 247,287 common shares at a price of $2.10 per common share for aggregate proceeds of $519,303. The common shares issued under these offerings were subject to a four month hold period that expired on November 21, 2007.

(b.2)	On April 12, 2006, the Company closed the first tranche of an unbrokered private placement, raising $7,957,945 through the issuance of 2,313,356 common shares at a price of $3.44 per common share. The shares issued under this tranche were subject to a four month hold which expired on August 13, 2006. On April 26, 2006, the Company closed the final tranche of this private placement, raising an additional $3,949,983 through the issuance of 1,148,251 common shares also at a price of $3.44 per common share. A total of $36,709 in share issue costs were incurred in conjunction with this unbrokered private placement. The shares issued under this tranche were also subject to a four month hold period which expired on August 27, 2006.

(b.3)	During the first quarter of 2006, the Company entered into a share purchase loan agreement with a senior officer of the Company that entitled this individual to purchase 258,000 common shares at a price of $1.40 per common share. In conjunction with this agreement, the Company advanced the officer a total of $361,200 by way of a promissory note to purchase these common shares. This loan bore interest at 4.34% per annum and had no set repayment terms. Interest income of $13,743 was earned on the promissory note and has been included in earnings at December 31, 2006.

The arrangement was considered to be a form of stock-based compensation and was accounted for as an outstanding stock option consistent with the Company’s policy for stock-based compensation. During the fourth quarter of 2006, the senior officer repaid the promissory note and the corresponding increase in share capital was recorded as the loan, in the form of a stock option, was effectively exercised (also refer to d below).

(b.4)	During the second quarter of 2006, the Company repaid its notes payable balance of $2,750,000 (see note 8) and subsequently closed a private placement financing, raising total proceeds of $2,350,896 through the issuance of 683,400 common shares at a price of $3.44 per share. A fee of $118,556 was paid to a related party (see note 14) in conjunction with this transaction.

(11)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
c) Warrants

	Number of
	Warrants	Amount

Balance at December 31, 2005	1,700,000	$104,426
Warrants granted (c.1)	350,000	521,500

Balance at December 31, 2006	2,050,000	625,926
Expired	(350,000)	$(521,500)
Exercised	(8,000)	(491)

Balance at December 31, 2007	1,692,000	$103,935

(c.1)	In conjunction with a private placement that closed on August 5, 2005, a total of 1,700,000 units were issued at a price of $0.50, where each unit was comprised of one common share and one warrant. These warrants expire August 2010.

(c.2)	In conjunction with the loan agreement entered into on September 25, 2006 with a related party (see note 8), a total of 350,000 additional warrants to purchase common shares of the Company at an exercise price of $3.10 per share were granted. These warrants were exercisable on a pro rata basis while the loan was outstanding and expired at the end of the loan agreement. A total of $521,500 was recorded in conjunction with this grant as at December 31, 2006, representing the total fair value of these warrants as they became fully vested on the date of grant, and was included in earnings as interest and financing costs. This fair value was calculated using an expected life of one year due to the fact that the warrants were only exercisable while the loan was outstanding. On December 31, 2007, these warrants expired unexercised.
d) Contributed surplus

	2007	2006

Balance, beginning of year	$1,668,319	$271,988
Stock-based compensation expense	1,261,763	1,816,417
Expiry of Warrants	521,500	—
Repayment of share purchase loan (b.3)	—	(410,220)
Exercise of stock options	(82,301)	(9,866)

Balance, end of period	$3,369,281	$1,668,319

e) Stock-based compensation plan
The Company has a stock option plan authorizing the grant of options to purchase common shares to designated participants, being directors, officers, employees or consultants. Under the terms of the plan, the Company may grant options to purchase common shares equal to a maximum of 10 percent of the total issued and outstanding common shares of the Company. The aggregate number of options that may be granted to any one individual (excluding consultants) must not exceed five percent of the total issued and outstanding common shares and must not exceed two percent of the total issued and outstanding common shares for those granted to consultants. Options are granted at exercise prices equal to the estimated fair value of the shares

(12)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
at the date of grant and vest 30% on the date of grant, with an additional 20% vesting on each of the first and second anniversary of the date of grant and an additional 15% vesting on each of the third and fourth anniversary of the date of grant. Options expire on or before five years from the date of grant.

	2007		2006
		Weighted		Weighted
	Number of	average exercise	Number of	average
	Options	price	Options	exercise price

Outstanding, beginning of period	2,080,300	$1.93	1,042,000	$0.80
Granted	638,500	2.39	1,334,000	2.68
Exercised	(94,600)	0.80	(269,000)	1.37
Cancelled	(148,000)	3.36	(27,000)	0.80

Outstanding, end of period	2,476,200	$2.01	2,080,000	$1.93

The following table summarized information about stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average			average
		remaining	Weighted		remaining
	Number	contractual life	Average exercise	Number	contractual
Exercise prices	outstanding	(years)	price	outstanding	life (years)

$0.00-$2.00	1,114,100	2.88	$1.02	738,900	2.87
$2.01-$3.00	1,014,300	3.70	$2.47	469,450	3.31
$3.01-$4.00	347,800	3.35	$3.82	180,200	3.36

Total	2,476,200	3.28	$2.01	1,388,550	3.08

The following table summarized information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average			average
		remaining	Weighted		remaining
	Number	contractual life	Average exercise	Number	contractual
Exercise prices	outstanding	(years)	price	outstanding	life (years)

$0.00-$2.00	1,208,700	3.87	$1.00	610,770	3.86
$2.01-$3.00	375,800	4.94	$2.60	112,740	4.94
$3.01-$4.00	495,800	3.66	$3.68	120,000	4.34

Total	2,080,300	4.02	$1.93	843,510	4.07

Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to

(13)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	2007	2006

Dividend yield	0%	0%
Expected volatility	102%	191%
Risk free rate of return	3.87%	4.16%
Expected option life	2-5 years	5 years

The fair value of the share purchase loan described in (b.3) above was calculated using an expected life of 0.1 years due to the fact that the loan proceeds were used directly to purchase common shares at a price of $1.40, an expected volatility of 102%, a risk free rate of return of 3.87%, and an expected dividend yield of $nil. The total calculated fair value of $410,220 was included in general and administrative expense for the year ended December 31, 2006 as there was no vesting period applicable to this transaction. Consistent with the treatment of stock options, this value was reclassified to share capital upon “exercise” through repayment of the loan by the senior officer in the fourth quarter of 2006.

(14)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
11.	INCOME TAXES (RESTATED)
The components of the future income tax expense are as follows:

	2007	2006
December 31	$	$

Net loss before income taxes	(6,787,325)	(7,613,578)
Tax rate	32.12%	35.10%
Expected income taxes (recovery)	(2,180,089)	(2,672,366)
Crown payments	—	4,000
Resources allowance	—	58,100
Stock-based compensation	405,278	821,000
Other non-deductible expenses	5,067	2,450
Impact of rate change and other	(3,006,256)	(140,744)
Future tax benefit not recognized	4,776,000	650,000

Future income tax recovery	—	(1,277,560)

The future income tax temporary differences are

	2007	2006
December 31,	$	$

Property and equipment	(21,597,000)	(10,282,000)
Share issue costs	—	36,000
Asset retirement obligation	280,000	456,000
Losses carried forward	27,951,000	11,648,000
Valuation allowance	(6,634,000)	(1,858,000)

Future tax (asset) liability	—	—

At December 31, 2007, the Company had Canadian non-capital losses available to offset future income taxes of $3.6 million (2006 - $1.6 million). The losses expire in the years noted:

Canada

2008	$327,626
2011	7,671
2015	266,207
2016	974,591
2027	2,073,499

$3,649,594

At December 31, 2007, the Company had United States non-capital losses (included in the tax pools table above) available to offset future income taxes of $73.5 million (2006 - $32.6 million). The losses expire in the years noted:

(15)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

United States

2026	$2,097,519
2027	30,499,315
2028	40,898,977

$73,495,811

12.	COMMITMENTS
In August 2006, the Company signed two drilling contracts whereby, effective at the end of July 2006, two rigs will be available to the Company for its drilling program in Oklahoma. One rig has been contracted out at a cost of U.S. $17,000 per day for 730 days, or two years and will subsequently be contracted out on a month to month basis for an additional 12 months. The other drilling rig is contracted at U.S. $17,000 per day for 1,096 days, or three years.
In April 2007, the Company signed a third drilling rig contract with the same service provider for a newer rig to be available in June of 2007 at a rate of U.S. $22,000 per day for three years. The Company has the option under this third contract to, with 45 days written notice, switch one of the older rigs available under the August 2006 contracts for this newer rig should the Company not need a third rig.
The Company is committed to the following payments under its operating leases for office space:

2008	$214,500
2009	218,239
2010	142,189

$574,928

13.	FINANCIAL INSTRUMENTS
The Company is exposed to market risks resulting from fluctuations in commodity prices and from time to time may enter into financial commodity contracts to manage its commodity price exposure. The objective is to mitigate the risk of commodity price fluctuations and, in doing so, ensure a more predictable level of cash flow during the term of the contract. The Company does not enter into financial instruments for trading or speculative purposes.
The following tables outline the details of all the Company’s derivative contracts:

Crude Oil	Volume per day
Period	(bbls)	Call Price	Put Price

January 1, 2008 - March 31, 2009	75	$72.80	$65.00
January 1, 2008 - December 31, 2008	75	$107.5	$75.00
January 1, 2009 - December 31, 2009	75	$100.50	$75.00

(16)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

Natural Gas	Volume per
Period	day (mmbtu)	Call Price	Put Price

January 1, 2008 - March 31, 2008	350	$10.90	$7.25
January 1, 2008 - March 31, 2008	350	None	$7.25
January 1, 2008 - March 31, 2008	1,750	$12.10	$7.50
January 1, 2008 - March 31, 2008	2,000	$9.50	$8.00
April 1, 2008 - September 30, 2008	350	$9.50	$6.00
April 1, 2008 - September 30, 2008	350	None	$6.00
April 1, 2008 - October 31, 2008	1,750	$9.70	$6.50
April 1, 2008 - October 31, 2008	2,000	$10.20	$7.00
November 1, 2008 - March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 - March 31, 2009	2,000	$11.20	$8.00
April 1, 2009 - September 30, 2009	2,000	$10.08	$7.00
October 1, 2009 - December 31, 2009	2,000	$10.80	$7.50
The Company will also participate in the following contracts for the year ended December 31, 2008:
Approximately 775 mmbtu per day at a swap price of $7.00
Approximately 650 mmbtu per day at a swap price of $7.07
The estimated fair value of all of the above contracts at December 31, 2007 is a liability of $332,315 (December 31, 2006 — asset of $90,186).
Fair value of Financial Assets and Liabilities
The Company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes payable, risk management, investment in limited partnership and the bank loan. The carrying values approximate their fair market value except for the investment due to their demand nature or relatively short periods to maturity.
The estimated fair values of financial instruments have been determined based on the Company’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not be indicative of the amounts that could be realized or settled in a current market transaction.
Credit risk
A substantial portion of the Company’s accounts receivable is with oil and natural gas marketing entities. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

(17)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Interest rate risk
The Company is exposed to interest rate risk in relation to its revolving demand credit facility. At December 31, 2007, the effect of an increase or decrease of 1% in interest rate paid on the outstanding revolving demand loan would amount to a change in interest costs of approximately $529,578 per annum.
Foreign exchange risk
The Company is exposed to foreign currency fluctuations in relation to its U.S. operations.
14.	RELATED PARTIES
On July 1, 2004 the Company entered into a Management Agreement with Macon Resources Ltd. (“Macon”), a related party by virtue of its significant shareholdings in the Company. Under this agreement and an Amended Agreement entered into July 1, 2006, Macon provided administrative services and expertise to Petroflow. During the year ended December 31, 2007 the Company incurred administration fees totalling $317,047 (2006 - $271,006) to Macon. This agreement was terminated in November 2007.
The Company paid Macon a financing fee of $119,820 during the year ended December 31, 2007 relating to a private placement (see note 10 (b1)).
The Company also paid Macon a reorganization fee of $118,556 during the third quarter of 2006 for services rendered by Macon in effecting Petroflow’s private placement in June 2006.
On July 1, 2004 the Company entered into a participation agreement with Macon, whereby Macon had the right to participate in a portion of the Company’s oil and natural gas exploration and development and acquisition activities, by paying its proportionate share of the related costs. This Agreement was terminated in June 2006.
As at December 31, 2007, $3,032 (2006 - $60,422) was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $220,000 is owed by the Company to MOG (December 31, 2006 - $300,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.
For the year ended December 31, 2007, legal fees totalling $333,838 (year ended December 31, 2006 - $323,615) were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
For the year ended December 31, 2007, $38,525 was charged to the Company by a director of the Company for services rendered.
On November 30, 2007, a short term advance was paid in the amount of $24,783 (U.S. $25,000) to an officer of the Company. This amount was repaid February 12, 2008.

(18)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
On September 25, 2006, the Company entered into a loan agreement with a related party that had an initial term of six months and an interest rate of 12% per annum that was repaid in March 2007. See note 7 for additional information.
As at December 31, 2007, $384,725 was due to the Company by a joint interest partner in which a director of the Company has an interest.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.
15.	SEGMENTED INFORMATION (RESTATED)
Since July 22, 2005, when the Company acquired North American Petroleum Corporation U.S. which has operations in the United States, the Company conducts its business in two geographic segments: Western Canada and Mid-Western United States. A summary of segmented information is presented below.

	Canada	USA	Consolidated
Twelve months ended December 31, 2007	$	$	$

Oil and gas sales	1,144,960	20,848,374	21,993,334
Total revenue	818,220	15,531,122	16,349,342
Operating expenses	323,015	5,844,743	6,167,758
Depletion and depreciation	629,543	5,311,418	5,940,961
General and administrative	3,129,582	1,972,000	5,101,582
Interest expense	147,541	4,058,244	4,205,785
Loss before income taxes	(3,532,198)	(3,255,127)	(6,787,325)
Total capital expenditures	869,676	55,157,168	56,026,844
Property and equipment	5,023,435	91,484,740	96,508,175
Total assets	11,043,279	91,986,003	103,029,282

	Canada	USA	Consolidated
Twelve months ended December 31, 2006	$	$	$

Oil and gas sales	507,057	8,192,185	8,699,242
Total revenue	514,197	6,441,519	6,995,716
Operating expenses	396,776	2,232,884	2,629,660
Depletion and depreciation	249,265	1,982,636	2,231,901
General and administrative	1,496,320	3,482,699	4,979,019
Interest expense	699,619	1,091,636	1,791,255
Loss before income taxes	(5,116,084)	(2,497,494)	(7,613,578)
Total capital expenditures	4,270,841	38,867,412	43,138,253
Property and equipment	10,197,943	48,450,116	58,648,059
Total assets	12,350,160	53,759,547	66,109,707
16.	COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the present year.

(19)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
17.	SUBSEQUENT EVENTS (RESTATED)
In February 2008, the Company received an increase in its bank financing of $US 11,000,000.
Effective April 11, 2008, the Company entered into an amended credit facility agreement (the “New Facility”). The New Facility is a $US 200,000,000 credit facility composed of two tranches, “A” and “B”. In total the Company increased its available borrowing capacity by U.S. $23.5 million to a total of U.S. $88.0 million. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 6 million, and bears interest at LIBOR plus 4%. In the New Facility, Guaranty Bank has assumed the role as lead agent with Texas Capital Bank acting as co-agent. Substantially all other terms remain the same as the Company’s previous loan facility.
Subsequent to December 31, 2007, the Company entered into a purchase and sale agreement to sell its San Juan Basin coal bed methane property. The sale closed on May 22, 2008 for gross cash proceeds of $US 29 million.
Subsequent to December 31, 2007 the Company entered into additional financial derivative contracts for natural gas. The following table outlines the details of these contracts:
18.	RESTATEMENT OF 2007 AND 2006 CONSOLIDATED FINANCIAL STATEMENTS:

a)	The accompanying 2007 and 2006 consolidated financial statements have been restated to correct for the foreign translation of the Company’s wholly-owned subsidiary. The Company had, in error previously determined the functional currency of the U.S. subsidiary operations to be the Canadian dollar. However, based on a detailed review of the facts and circumstances, management has concluded that the functional currency of the U.S. subsidiary is the U.S. dollar. As a result, these financial statements have been adjusted to reflect the translation of the U.S. subsidiary operation as self-sustaining. Assets and liabilities are translated at the spot rate in effect at the balance sheet date, and the consolidated statements of operations are translated at the average exchange rate in effect for the period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The error correction has had no net impact on cash balances previously reported, however certain amounts previously reported in the consolidated statements of cash flows have been restated to reflect the following adjustments, including expenditures on property and equipment, amortization expense, changes in non-cash working capital, and unrealized foreign exchange gains and losses.

In addition, certain balances on the cash flow statement have been restated to reflect translation at an average exchange rate where they were previously reported as a period end exchange rate.
Impact of Restatement on 2006 Financial Statements

(20)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
The Company has restated its opening and closing balance sheet for 2006, as well as the consolidated statement of operations and comprehensive loss and deficit and cash flows for the year ended December 31, 2006 as follows:
•	Adjustment to increase opening deficit by $169,264 and opening accumulated other comprehensive loss by $192,133.

•	Adjust property and equipment by $618,518 with corresponding adjustments to the other comprehensive income account, as a result of remeasurement from historical to current foreign exchange rates at December 31, 2006 and 2005.

•	Adjustment to decrease amortization expense by $35,716 to correct the calculation of amortization expense.

•	Adjustment to remove the previously reported foreign exchange loss of $473,648 to a component of accumulated other comprehensive income (loss).
There has been no effect on the tax expense (recovery) as the company has a full valuation allowance against its net future tax asset.

The effect of the restatement on the consolidated balance sheet as at December 31, 2006 and consolidated statements of operations and cash flows for the year then ended is as follows.

	As previously
	reported	Restatement	As restated
Year ended December 31, 2006	$	$	$

Consolidated Balance Sheet
Assets
Property and equipment	58,029,541	618,518	58,648,059
Shareholders’ equity
Deficit	(11,339,603)	340,100	(10,999,503)
Accumulated other comprehensive gain	—	278,418	278,418
Opening accumulated other comprehensive gain (loss)	—	(192,133)	(192,133)

Consolidated Statement of Operations and Deficit

Expenses
Foreign exchange (gain) loss	1,003,501	(473,648)	529,853
Amortization	2,267,617	(35,716)	2,231,901
Net loss for the year	(6,845,382)	509,364	(6,336,018)
Other Comprehensive income (loss)	—	470,551	470,551
Deficit — Beginning of the year	(4,494,221)	(169,264)	(4,663,485)
Deficit — End of year	(11,339,603)	340,100	(10,999,503)

Net loss per share (basic and diluted)	(0.29)	0.02	(0.27)

Consolidated Statement of Cash Flows
Operations	1,811,382	518,200	2,329,582
Financing	29,838,757	799,400	29,039,357
Investing	(33,783,249)	(51,000)	(33,834,249)
Effect of foreign exchange rates on cash	—	332,200	332,200
Decrease in cash	(2,133,110)	—	(2,133,110)
Cash — End of year	3,165,256	—	3,165,256

(21)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Impact of Restatement on 2007 Consolidated Financial Statements
The Company has restated its consolidated balance sheet as at December 31, 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended as follows:
•	Adjustment to restate (i) property, plant and equipment; (ii) accumulated other comprehensive loss; (iii) deficit at beginning of year; (iv) amortization expense and (v) foreign exchange gains (loss).

•	Adjustment to decrease amortization expense by $287,037 to correct the calculation of amortization expense.

•	Adjust the value of investment in limited partnership by $65,000

•	Adjustment to remove the previously recognized foreign exchange gain of $6,317,457 from the statement of operations to a component of accumulated other comprehensive income (loss).

•	Adjust property and equipment by $8,556,145 with a corresponding adjustment to the other comprehensive income account as a result of the remeasurement from historical to current foreign exchange rates at December 31, 2007.
There has been no effect on income tax expense (recovery) as the Company has a full valuation allowance against its net future tax asset.

The effect of the restatement on the consolidated balance sheet as at December 31, 2007 and consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended is shown below.

(22)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006

	As previously
	reported	Restatement	As restated
Year ended December 31, 2007	$	$	$

Consolidated Balance Sheet

Assets
Investment in Limited Partnership	563,450	(65,000)	498,450
Property, plant and equipment	105,064,320	(8,556,145)	96,508,175
Shareholders’ equity
Deficit	(12,668,867)	(5,690,330)	(18,359,187)
Accumulated other comprehensive loss	—	(2,930,825)	(2,930,825)

Consolidated Statement of Operations and comprehensive loss and Deficit

Expenses
Foreign exchange loss (gain)	(6,202,737)	6,317,457	114,720
Amortization	6,227,998	(287,037)	5,940,961
Net loss for the year	(756,905)	(6,030,420)	(6,787,325)
Other Comprehensive Income	—	(3,209,243)	(3,209,243)
Deficit — Beginning of year	(11,339,603)	340,100	(10,999,503)
Deficit — End of year	(12,668,867)	(5,690,320)	(18,359,187)
Net loss per share (basis and diluted)	(0.03)	(0.22)	(0.25)

b)	The Company has revised its cash flows from operating, financing and investing activities to reflect the correct amount of effect of foreign exchange rate changes on cash and cash equivalents as follows:

	As reported in the
	restated financial
	statements	As revised
Year ended December 31, 2007	$	$

Consolidated Statement of Cash Flows

Cash provided by (used in)
Operations	680,965	(2,232,655)
Financing	40,887,292	40,979,416
Investing	(40,707,036)	(40,423,697)
Effect of foreign exchange rates on cash	(3,224,673)	(686,516)
Decrease in cash	(2,363,452)	(2,363,452)
Cash — End of year	801,804	801,804

(23)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
19. SUPPLEMENTARY QUARTERLY INFORMATION (UNAUDITED)
The impact of the restatement discussed in note 18 on the unaudited quarterly financial statements for 2007 and 2006 has been summarized below.
As previously reported:

	2007 (unaudited)				2006 (unaudited)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Oil and gas sales	$6,361	5,753	5,965	3,915	2,641	2,111	$1,923	$2,024
Depletion	(2,085)	(1,488)	(1,533)	(1,122)	(741)	(578)	(486)	(463)
Foreign exchange gain (loss)	(1,030)	3,034	4,331	(132)	(945)	112	(159)	(11)
Net income (loss)	(4,912)	1,756	4,325	(1,925)	(3,747)	(1,105)	(1,691)	(302)
Per share — Basic		0.06	0.17
and diluted	(0.18)	0.06	0.16	(0.08)	(0.15)	(0.04)	(0.07)	(0.01)
Investment in LP	563	563	563	563	563	563	563	—
Property, plant and equipment	105,064	89,689	81,731	69,090	58,030	36,172	27,003	18,826
Total assets	111,650	98,631	88,283	74,909	65,491	42,932	38,042	23,538
Restated:

	2007 (unaudited)				2006 (unaudited)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Oil and gas sales	$6,361	$5,753	$5,965	$3,915	$2,641	$2,112	$1,923	$2,024
Depletion	(1,978)	(1,393)	(1,447)	(1,121)	(749)	(559)	(468)	(455)
Foreign exchange gain (loss)	18	87	5	5	71	(40)	500	—
Net income (loss)	(3,792)	(1,271)	74	(1,797)	(2,880)	(1,158)	(2,013)	(284)
Per share — Basic and diluted	(0.14)	(0.05)	(0.00)	(0.07)	(0.12)	(0.05)	(0.09)	(0.01)
Investment in LP	498	496	530	563	563	563	563	—
Property, plant and equipment	96,508	79,981	76,134	69,054	58,648	34,945	25,977	18,503
Total assets	103,029	88,923	82,686	74,873	66,110	41,705	37,016	23,216
20.	UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING
Reconciliation of consolidated financial statements to United States generally accepted accounting principles.
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s statements of operations, comprehensive loss, accumulated other comprehensive loss and balance sheets, are described below.

(24)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Reconciliation of net loss under Canadian GAAP to US GAAP:

	2007	2006

Net loss for the year under Canadian GAAP	$(6,787,325)	$(6,336,018)

Adjustments
Depletion and depreciation (Note a)	(285,763)	153,104
Write-down of property and equipment (Note a)	(1,754,743)	350,000

Operating expenses (Note a)	(2,444)	(161,207)
Future tax (expense) recovery (Note b)	—	451,972
Deferred financing charges (Note c)	(272,359)	—

Net loss for the year under US GAAP	$(9,102,634)	$(5,542,149)

Net loss per common share — US GAAP
Basic	$(0.34)	$(0.24)

Diluted	$(0.34)	$(0.24)

Consolidated Statements of Comprehensive Loss — US GAAP

	2007	2006

Net loss — US GAAP	$(9,102,634)	$(5,542,149)

Other comprehensive (loss) gain:
Foreign currency translation adjustment (Note a)	(3,041,061)	476,242

Comprehensive loss	$(12,143,695)	$(5,065,907)

(25)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Accumulated Other Comprehensive Loss — US GAAP

	2007	2006
Accumulated other comprehensive loss (gain), beginning of year	$288,779	$(187,463)
Foreign currency translation adjustment	(3,041,061)	476,242

Accumulated other comprehensive loss (gain), end of year	$(2,752,282)	$288,779

Condensed Consolidated Balance Sheets

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Cash and cash equivalents	$801,804	$801,804	$3,165,256	$3,165,256
Other current assets	5,220,853	5,220,853	3,106,714	3,106,714
Deferred charges (Note c)	—	300,000	536,042	536,042
Property and equipment (Note a)	96,508,175	94,917,247	58,648,059	58,931,898
Investment in limited partnership	498,450	498,450	563,450	563,450
Risk management assets	—	—	90,186	90,186

	$103,029,282	$101,738,354	$66,109,707	$66,393,546

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$19,460,854	$19,460,854	$13,783,214	$13,783,214
Notes payable	—	—	16,315,600	16,315,600
Bank loan	52,957,826	52,957,826	8,829,002	8,829,002
Asset retirement obligations	861,488	861,488	1,199,142	1,199,142
Risk management liabilities	332,315	332,315	—	—
Obligation under capital lease	10,333,543	10,333,543	5,391,629	5,391,629

	83,946,026	83,946,026	45,518,587	45,518,587

Share capital (Note b)	36,900,052	36,448,080	29,017,960	28,565,988
Warrants	103,935	103,935	625,926	625,926
Contributed surplus	3,369,281	3,369,281	1,668,319	1,668,319
Accumulated other comprehensive loss (Note a)	(2,930,825)	(2,752,282)	278,418	288,779
Deficit (Notes a,b,c)	(18,359,187)	(19,376,686)	(10,999,503)	(10,274,053)

	19,083,256	17,792,328	20,591,120	20,874,959

	$103,029,282	$101,738,354	$66,109,707	$66,393,546

(26)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
a)	Full cost accounting
The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.
Under Canadian full cost accounting, impairment is recognized if the carrying amount of capitalized PP&E in each cost centre exceeds the sum of the undiscounted cash flows expected to result from proved reserves using estimated future prices and costs (the “ceiling test”). Under full cost method of accounting set forth by the U.S. Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing” and are discounted at 10%. The Company has completed a US GAAP impairment test calculation for both of its Canadian and US cost centers as at December 31, 2007 which indicated an impairment of its Canadian oil and natural gas properties of approximately $1,754,743 (2006 — $nil). Under Canadian GAAP, the corresponding impairments were $nil in 2007 (2006 — $350,000). The resulting US GAAP adjustment was $1,754,743 increase in write-down of property and equipment in 2007 (2006 — $350,000 decrease).
Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP. Both methods also use proved reserves to determine the rate. However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies constant prices. This reconciliation item resulted in a $285,763 increase to depletion and depreciation expense for US GAAP purposes during the year ended December 31, 2007 (2006 — $153,104 decrease). It has also resulted in changes to other comprehensive gain of $168,182 for the year ended December 31, 2007 (2006 — gain of $5,691) due to foreign exchange translation on the adjusted depletion.
Under US GAAP, workover costs are required to be expensed. Under Canadian GAAP, charges may be capitalized depending on the nature of the work performed. As a result, the Company has expensed workovers previously capitalized under Canadian GAAP. The resulting difference at December 31, 2007 was an increase in operating expenses and decrease in the depletable base of $2,444 (2006 - $161,207).
b)	Future income taxes
Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recorded in equity at their face value. US GAAP requires flow-through shares be recorded at their fair value without any adjustment to share capital for the renouncement of the tax deductions, and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.
The cumulative deficit adjustment relating to flow-through shares issued in 2005 and renounced in 2006 was recorded as a reduction to share capital and an increase to future income tax recovery of $451,972.

(27)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the reconciliation of net loss under Canadian GAAP to US GAAP and the balance sheet effects include the effect of such rate differences, if any. For the years presented, management has determined that there is no difference in the effective tax rates.
There is no tax effect on net loss under US GAAP in respect of the reconciling adjustments because a full valuation allowance has been recorded against the future tax asset.
c)	Deferred financing charges
Effective January 1, 2007, the Company adopted the CICA Handbook Section 3855 as disclosed in Note 2 to the consolidated financial statements. As a result of the adoption, all previously recorded deferred financing charges, net of future tax, are recorded as an adjustment to opening deficit, and transaction costs are expensed in the period incurred. Prior to the adoption of this standard, deferred financing charges were capitalized and amortized on a straight line basis over the related term of the debt. Under US GAAP, deferred financing costs are deferred and amortized using the effective interest method over the life of the related debt. The resulting US GAAP adjustment was the reversal of amount adjusted to opening deficit; capitalization of transaction cots incurred in 2007; and amortizing these costs over the life of related debt.
d)	Recent accounting pronouncements
New and revised accounting pronouncements have been evaluated by the Company and it was determined that the following may have a significant impact on the consolidated financial statements:
i)	In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157”). SFAS 157 provides enhanced guidance for determining the fair value of assets and liabilities. SFAS 157 also responds to investor’s requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 as it applied to financial assets and liabilities and for fiscal years beginning after November 15, 2008 as it applied to non-financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. Under the guidance of SFAS 157, the valuation of liabilities assumes that the credit risk of the liability is the same before and after the transfer. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.
ii)	As of January 1, 2008, the Company will be required to adopt, for US GAAP purposes, SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting

(28)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. The Company is assessing the impact this standard may have on its consolidated financial statements.

iii)	As of January 1, 2009, the Company will be required to adopt, for US GAAP purposes, SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51”. Under the standard, the non-controlling interest in a subsidiary is to be classified as a separate component of equity. Also, the US consolidated statement of earnings presentation will require net earnings to include the amounts attributable to both the parent and the non controlling interest and to disclose these respective amounts. The Company is assessing the impact this standard may have on its consolidated financial statements.

iv)	As of January 1, 2009, the Company will be required to adopt for US GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at fair value as of the date of acquisition. Also, transaction costs are to be recognized separately from the business combination. The Company is assessing the impact this standard may have on its consolidated financial statements for all transactions entered into after the effective date.

v)	As of January 1, 2009, the Company will be required to adopt for US GAAP purposes, SFAS 161, “Derivatives Disclosures”, an amendment to SFAS 133. The revised disclosure requirements provide financial statement users with a better understanding of 1) how and why an entity uses derivative instruments, 2) how an entity accounts for derivative instruments and related hedged items under Statement 133, and 3) the effect of derivative instruments and related hedged items on an entity’s financial position, financial performance, and cash flows. The Company is assessing the impact this standard may have on its consolidated financial statements.

(29)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
CORPORATE INFORMATION

Directors	Officers
Richard Clark	Richard Clark
Chairman	Chairman
Partner, Gowling Lafleur Henderson LLP
Joseph Blandford
Joseph Blandford	Vice Chairman
Vice Chairman
Chairman, Engineering Foundation Advisory Board	John Melton
President & Chief Executive Officer
Donald J. Rowden
Chief Executive Officer, MacSema Inc.	Sandy Andrew
Executive Vice President & Chief Operating Officer
Richard Azar, II
Director	Duncan Moodie
Chief Financial Officer
John Melton
President & Chief Executive Officer	Kevin Davis
Senior Vice President, Corporate Development
Duncan Moodie
Chief Financial Officer	Patricia Leeson
Corporate Secretary

Auditors
PricewaterhouseCoopers LLP	Louis Schott
Calgary, Alberta	Associate Corporate Secretary

Registrar and Transfer Agent	Sally Fletchinger
Valiant Trust Company	Corporate Controller
Calgary, Alberta

Legal Counsel
Gowling Lafleur Henderson LLP
Corporate Office
Bankers	Petroflow Energy Ltd.
National Bank of Canada	970, 717 — 7th Avenue SW
Texas Capital Bank	Calgary, Alberta T2P 0Z3
Guaranty Bank

Stock Exchange Listing	Telephone: (403) 539-4320
TSX Venture Exchange	Facsimile: (403) 705-0488
Symbol: PEF	Contact: Duncan Moodie
Email: dmoodie@petroflowenergy.com

(30)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2007 and 2006
Caution to the Reader
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The risks, uncertainties and other factors that could influence actual results are described in Petroflow’s annual reports to the shareholders and other documents filed with regulatory authorities.

(31)